Effective March 3, 2014, the Fund changed its name from "PIMCO Strategic Global Government Fund, Inc." to "PIMCO Strategic Income Fund, Inc." The New York Stock Exchange ticker symbol for the Fund's common stock (RCS) remains the same. In connection with the name change, the Fund rescinded its nonfundamental investment policy to invest, under normal circumstances, at least 80% of its net assets and amounts borrowed for investment purposes in government securities. The Fund replaced this policy with a new nonfundamental policy to normally invest at least 80% of its net assets (plus any borrowings for investment purposes) in a combination of income-producing securities of non-corporate issuers, such as securities issued or guaranteed by the U.S. or foreign governments, mortgage related and other asset-backed securities issued on a public or private basis, corporate debt obligations and other income-producing securities of varying maturities issued by U.S. or foreign (non-U.S.) corporations or other business entities, including emerging market issuers, and municipal securities.

Effective March 3, 2014, the Fund also rescinded (i) its non-fundamental policy to invest, under normal circumstances, at least 80% of its net assets plus amounts borrowed for investment purposes in securities of issuers located in not fewer than three different countries, including the United States; (ii) its non-fundamental policy to seek to "maintain a minimum average dollar-weighted credit quality rating of securities in its portfolio of AA by S&P or Aa by Moody's, or their equivalent"; and (iii) its secondary investment objective, which was to seek to maintain volatility in the net asset value of the common stock comparable to that of high-quality, intermediate-term U.S. debt securities.

To the extent the Fund increases its investments in non-government securities, including corporate and other income-producing securities, and lower-rated debt obligations, the Fund will be exposed to the risks associated with such investments to a greater extent. Investments in non-government securities will generally be subject to greater credit risk, issuer risk and counterparty risk than investments in government securities. Investments in lower rated and unrated securities present a greater risk of loss to principal and interest than higher rated securities. Debt securities of below investment grade quality are regarded as having predominantly speculative characteristics with respect to capacity to pay interest and to repay principal, and are commonly referred to as "high yield" securities or "junk bonds." Investments in asset-backed and mortgage-backed securities include additional risks that investors should be aware of including credit risk, prepayment risk, possible illiquidity and default, as well as increased susceptibility to adverse economic developments.

In addition, the Fund has adopted the following investment policy:

The Fund may invest up to 20% of its total assets in common stocks and other equity securities from time to time, including those it has received through the conversion of a convertible security held by the Fund or in connection with the restructuring of a debt security.

The following risks are associated with the policy described above:

The market price of common stocks and other equity securities may go up or down, sometimes rapidly or unpredictably. Equity securities may decline in value due to factors affecting equity securities markets generally, particular industries represented in those markets, or the issuer itself. The values of equity securities may decline due to general market conditions that are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. They may also decline due to factors which affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry. Equity securities generally have greater price volatility than bonds and other debt securities.